UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-09047

(Check one:)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2014

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Amerigo Energy, Inc.

Former Name if applicable: N/A

Address of Principal Executive Office: 2580 Anthem Village Drive Henderson, NV 89052

PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:  (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The registrant  is  in  the  process  of  preparing  and  reviewing  the financial   information   of   the  Company.   The  process  of  compiling  and disseminating the information required  to  be  included in the  Form  10-Q for the relevant fiscal quarter, as well as the completion  of  the required review of  the  Company's  financial  information,  could  not  be  completed  without incurring   undue   hardship  and  expense.   The  registrant  undertakes   the responsibility to file  such quarterly report no later than five days after its original date.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Jason Griffith, Chief Executive Officer, (702) 399-9777

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

[X]  Yes          [  ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes          [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During January 2014 the company purchased 100% interest in Quest Marketing, Inc, dba Quest Solution. Sales for the first quarter 2014 are approximately $9,600,000.  The independent audit firm is completing their review and we anticipate filing our Form 10-Q before the extension deadline.

Amerigo Energy, Inc.has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Amerigo Energy, Inc.

Date: May 15, 2014	By: /s/ Jason Griffith
Jason Griffith,
Chief Executive Officer

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